

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

November 5, 2009

Robert N. Fisch
Chief Executive Officer
rue21, inc.
800 Commonwealth Drive
Suite 100
Warrendale, Pennsylvania 15086

       **Re: rue21, inc.
            Amendment No. 3 to
            Registration Statement on Form S-1
            Filed November 2, 2009
            File No. 333-161850**

Dear Mr. Fisch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 3

1.   We note that you did not disclose net income and net income per common share for the quarters ending October 31, 2009 and November 1, 2008 in this section. Considering your presentation of this updated data, we believe that these measures are important to an investors understanding of a company's

performance. Please revise to disclose net income and net income per common share for the quarters ending October 31, 2009 and November 1, 2008 here, or disclose in sufficient detail the reasons why you have omitted these measures for the period ended October 31, 2009.

2.   Please disclose the significant assumptions used to estimate your financial results through October 31, 2009 (e.g. allowance for product returns, etc). In addition, please revise to describe any trends, events, or developments that impacted these financial results. Your revised disclosure should also explain how the amounts presented could differ from the October 31, 2009 operating results that will be reported and, in this connection, caution investors against attributing undue certainty to these amounts.

Conflicts of Interest, page 4

3.   Please explain the waiver you expect to obtain of certain provisions of the senior secured credit facility in connection with this offering, as referenced on pages 4, 99, and 108. In addition, we note the disclosure on page 99 that you intend to amend the senior secured credit facility. Please clarify whether you are aware of the anticipated terms of the proposed amendment.

Risk Factors, page 8

4.   We note that you have removed the language on page 23 that "after the lock-up period expires, funds advised by Apax Partners will be able to transfer control of us to a third-party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders." Please advise us as to whether this is no longer a risk.

Use of Proceeds, page 30

5.   We note that as of October 3, 2009 you had $17.2 million outstanding on your senior secured credit facility with Bank of America , N.A. and that "[i]mmediately prior to the completion of this offering, [you] anticipate the outstanding borrowings under [y]our senior secured credit facility will be greater than the net proceeds…." Here and in the "Description of Certain Indebtedness" sections please state the reasons why you anticipate that the outstanding amount on your senior secured credit facility will be greater than the estimated net proceeds of $22.1 million. Disclose approximately how much you anticipate the outstanding borrowings on the facility will be at the time of effectiveness. Please also disclose outstanding borrowings under your senior credit facility as of the most recent practicable date.

Exhibits

6.   Please explain why Schedule C to the Purchase Agreement was not filed as part of Exhibit 1.1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3557 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Joshua N. Korff, Esq.
        Fax (212) 446-4900